Exhibit 99.1

Clearmind Medicine Moving Forward to the Next Stage of Its Clinical Trial Following Data and Safety Monitoring Board Approval

The approval was granted based on additional topline positive safety results reinforcing favorable profile of CMND-100 in ongoing Phase I/IIa clinical trial

Vancouver, Canada, March 04, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that its independent Data and Safety Monitoring Board (“DSMB”) has completed the second scheduled interim review of the Company’s ongoing FDA-approved Phase I/IIa clinical trial for CMND-100, a proprietary, non-hallucinogenic neuroplastogen, in the treatment of Alcohol Use Disorder (“AUD”). Based on the encouraging additional top-line data from the second cohort, which demonstrated a favorable safety profile, the DSMB recommended that the clinical trial continue.

These further safety data points, emerging following the successful completion of treatment of another six participants of the second cohort, previously announced January 14, 2026, continue to strengthen the encouraging safety and tolerability profile previously established in the first cohort.

The results of the second cohort, in which twice the dose was administered compared to a single dose in the first cohort, reinforce no serious adverse events and overall good tolerability, consistent with the favorable results reported from the first cohort, support the rapid progression enabled by the DSMB’s unanimous approval to advance for the third cohort, for which the dose is 80 mg per administration, which is double the dose administered in the second cohort.

The Phase I/IIa clinical trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. The second cohort, conducted across leading sites, including Johns Hopkins University, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center, achieved full treatment completion shortly after DSMB clearance, underscoring continued confidence in CMND-100’s safety profile as a potential innovative therapy for AUD.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.